Exhibit 99.24

EXECUTION VERSION

AMENDED AND RESTATED PLEDGE AGREEMENT

Dated as of January 25, 2024

between

SELINA OPERATIONS US CORP.
as Pledgor,

and

LUDMILIO LIMITED

as Secured Party

EXECUTION VERSION

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This AMENDED AND RESTATED PLEDGE AGREEMENT (this “Agreement”) is made as of January 25, 2024 by and between SELINA OPERATIONS US CORP. (a company organized and existing under the laws of Delaware, having company number 6371905 and a registered address of Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130, the “Pledgor”), and LUDMILIO LIMITED, in its capacity as collateral agent under the Notes (as defined below) (together with its successors, in such capacity, the “Secured Party”). This Agreement amends and restates in its entirety that certain Pledge Agreement , by and among Pledgor and Secured Party, dated as of June 26, 2023 (the “Original Pledge Agreement”).

RECITALS

WHEREAS, pursuant to the secured convertible promissory note dated on or about the date of the Original Pledge Agreement by and among Selina Management UK Ltd, as borrower (“Selina Management”), Selina Hospitality PLC, as company (the “Company”), the other Guarantors (as defined therein) party thereto, the Secured Party, as collateral agent, and Osprey Investments Limited, as lender (the “Lender”) (the “First Note”) entered into pursuant to the First Note Subscription Agreement (as defined below), the Lender committed to lend to Selina Management US$11,111,111 (eleven million, one hundred and eleven thousand, one hundred and eleven U.S. Dollars), with interest thereon calculated from the date of the First Note upon the terms and conditions set forth therein;

WHEREAS, pursuant to the secured convertible promissory note dated on or about July 31, 2023 by and among Selina Management and others (the “Second Note”), entered into pursuant to the Second Note Subscription Agreement (as defined below), the Lender committed to lend to Selina Management a further sum of US$4,444,444 (four million, four hundred and forty four thousand, four hundred and forty four U.S. Dollars), of which $4,000,000 shall be subject to conversion in accordance with the terms of the Second Note on the date hereof, with interest thereon calculated from the date of the Second Note upon the terms and conditions set forth therein;

WHEREAS, pursuant to the secured convertible promissory note dated on or about the date hereof by and among the Company and others (the “Third Note”), entered into in connection with the Exchange Agreement between Kibbutz Holding S.À.R.L (“Kibbutz”), the Lender and the Company of even date herewith (the “Exchange Agreement”), Kibbutz agreed for the new 6.00% Secured Convertible Note due 2029 in a principal amount of US$10,000,000 (ten million U.S. Dollars) to be issued in the Company’s Note Restructuring (as defined in the Exchange Agreement) to the Lender (in consideration for certain assigned liabilities between Kibbutz and the Lender), such principal amount with interest thereon calculated from the date of the Third Note upon the terms and conditions set forth therein (the “First Note”, the “Second Note” and the “Third Note”, together with any Additional Note, being together, the “Notes” and each, a “Note”) which will be guaranteed by the Pledgor as Guarantor (as defined in the Third Note);

WHEREAS, pursuant to the note subscription agreement for the issuance of the First Note dated on or around the date of the Original Note (as it may be further amended, supplemented, restated or otherwise modified from time to time) by and among the Selina Management, the Company and the Lender (the “Subscription Parties”) (the “First Note Subscription Agreement”), the Lender committed to subscribe for the First Note;

WHEREAS, pursuant to the note subscription agreement for the issuance of the Second Note dated on or around July 31, 2023 (as it may be further amended, supplemented, restated or otherwise modified from time to time) by and among the Subscription Parties (the “Second Note Subscription Agreement” and, together with the First Note Subscription Agreement, the “Existing Subscription Agreements” and any Additional Note Subscription Agreement, the “Subscription Agreements”), the Lender committed to subscribe for the Second Note;

WHEREAS, the Pledgor is the legal and beneficial owner of 100% of the issued and outstanding Class A Common Stock of Selina RY Holding Inc. as at the date hereof; and

WHEREAS, to secure the payment of the Obligations (as defined below) and other amounts now or hereafter payable by the Pledgor under this Agreement or the First Note, Second Note, Third Note or any Additional Note (the “Secured Obligations”), the Pledgor has agreed to pledge the Collateral (as defined below) and grant the assignment and security interest to the Secured Party as contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Pledgor hereby agrees with the Secured Party as follows:

ARTICLE I

Definitions

Section 1.01. Defined Terms; Principles of Interpretation.

(a) Each capitalized term used and not otherwise defined herein shall have the meaning assigned to such term in the Notes.

(b) In addition to the terms defined in the preamble and the recitals, the following terms shall have the following respective meanings:

“Applicable Law” shall mean, as to any Person, any law, executive-order, decree, treaty, rule or regulation or determination of an arbitrator or a court or other governmental authority, in each case applicable to or binding upon such Person and/or any of its Property or to which such Person and/or any of its Property is subject.

“Class B Stock” shall have the meaning assigned to such term in Section 2.08.

“Collateral” shall have the meaning assigned to such term in Section 2.01.

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“Company” shall mean Selina Hospitality PLC (a company organized and existing under the laws of England and Wales, having company number 13931732 and a registered address of 2 London Wall Place, Barbican, London, EC2Y 5AU).

“Distribution” shall have the meaning assigned to such term in Section 2.01.

“Event of Default” shall have the meaning assigned to the term “Events of Default” under each or any of the Notes.

“Expenses” shall have the meaning assigned to such term in Section 5.04.

“Impairment” shall mean, with respect to any of the Transaction Documents, the rescission, termination, cancellation, repeal, invalidity, suspension, injunction, inability to satisfy stated conditions to effectiveness or amendment, modification or supplementation (other than, in the case of a Transaction Document, any such amendment, modification or supplementation effected in accordance with the Transaction Documents). The verb “Impair” shall have a correlative meaning.

“New York UCC” shall mean the Uniform Commercial Code as from time to time in effect in the State of New York. In the event that the New York UCC is amended after the date hereof, or if any section number of the New York UCC changes, any terms defined in the New York UCC and used in this Agreement shall be deemed to be the relevant term as defined in the New York UCC as so amended, references in this Agreement to the section of the New York UCC containing the definition of such term shall be deemed to be references to the new section of the UCC containing the amended definition, and references to other sections of the New York UCC shall be deemed to be references to the appropriate new section of the New York UCC.

“Note” and “Notes” shall have the meanings assigned to such terms in the recitals hereto.

“Obligations” means the obligations of the Pledgor and the Company under the Notes.

“Pledged Shares” shall have the meaning assigned to such term in Section 2.01(a).

“Pledgor” shall have the meaning assigned to such term in the preamble hereto.

“Properties” shall mean, with respect to any Person, such Person’s properties, rights and revenues.

“Release Condition” shall mean when the following condition has been met (or waived by the Secured Party at its sole discretion): each Note has been indefeasibly paid in full or Refinanced.

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“Refinance” means, in respect of any indebtedness for borrowed money, to refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell or extend (including pursuant to any defeasance or discharge mechanism).

“Secured Obligations” shall have the meaning assigned to such term in the recitals hereto.

“Secured Party” shall have the meaning assigned to such term in the recitals hereto.

“Securities” shall have the meaning assigned to such term in Section 2.01(d).

“Securities Act” means the Securities Act of 1933, as amended.

“Selina RY” shall have the meaning assigned to such term in Section 2.01(a).

“Subscription Agreements” shall have the meaning assigned to such term in the preamble hereto.

“Termination Date” shall mean the earlier of (a) the date the Release Condition is satisfied, and (b) the date upon which all Secured Obligations have been repaid in full.

“Transaction Documents” means this Agreement, the Notes and the Subscription Agreements.

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ARTICLE II

COLLATERAL

Section 2.01. Grant(a). As collateral security for the prompt and complete payment when due of all the Secured Obligations, the Pledgor hereby grants and pledges to the Secured Party, a first-priority security interest in all of its right, title and interest in the following, whether now existing or hereafter from time to time arising, whether now owned or hereafter acquired, and wherever located (collectively, the “Collateral”):

(a) 100% (one hundred percent) of the Class A common stock of Selina RY Holding, Inc. (a company organized and existing under the laws of Delaware, having company number 6912299 and a registered address of Selina Miami River Hotel, 437 SW 2 Street, Miami, FL 33130) and any successor thereto (“Selina RY”) issued by Selina RY (together with the certificate or certificates representing the same), represented as of the date hereof by the certificates and the shares of common stock identified in Annex I (collectively, the “Pledged Shares”);

(b) subject to Section 2.05(b), all securities, dividends, cash, money, instruments or other Properties representing a dividend, distribution or return of capital of, any of the Pledged Shares (in each case, a “Distribution”), resulting from a revision, reclassification or other like change of any of the Pledged Shares or otherwise received in exchange for any of the Pledged Shares and all rights issued to the holders of, or otherwise in respect of, any of the Pledged Shares;

(c) all rights, title, interest, claims, powers, authority, options and remedies in with respect to Pledged Shares and other Properties referred to in clauses (a) and (b) above, including all other Property hereafter delivered in substitution for or in addition to any of the foregoing;

(d) in the event of any consolidation or merger of Selina RY in which Selina RY is not the surviving entity, all Pledged Shares of Class A common stock or equivalent membership interests of the successor entity formed by or resulting from that consolidation or merger (it being understood that such successor entity shall be organized or incorporated in the State of Delaware); and if as a result of its ownership of any Pledged Shares or otherwise, the Pledgor will become entitled to receive or shall receive any shares, stock certificate, option or rights, whether in addition to or in substitution of, as a conversion of or in exchange for any Pledged Shares (including from any other entity which is the successor of Selina RY) or otherwise, whether by purchase, stock dividend, stock split or otherwise, it shall concurrently with such merger or consolidation (or otherwise as soon as permitted under the terms of the relevant transaction) exercise its right to receive the same and then such Pledged Shares shall be subject to the pledge, and security interest granted to the Secured Party under this Agreement, and the Pledgor shall accept the same as the agent of the Secured Party, hold the same in trust for the Secured Party, and deliver the same promptly to the Secured Party in the exact form received, duly endorsed by the Pledgor to the Secured Party, if required, to be held by the Secured Party as additional collateral security under this Agreement for the Secured Obligations (collectively, and together with the Properties described in clauses (a), (b) and (c) above, the “Securities”); and

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(e) upon an Event of Default, all proceeds and products derived from the sale or disposition in whatever form of all or any part of the foregoing.

Section 2.02. Perfection. Concurrently with the execution and delivery of this Agreement, the Pledgor (a) will deliver to the Secured Party the certificate of Selina RY identified in the attached Annex I, duly endorsed as collateral, and (b) authorizes the filing of the corresponding UCC-1 financing statements in favor of the Secured Party with respect to the Collateral in such form and in such filing offices as the Pledgor determines appropriate to perfect the liens created by this Agreement in accordance with the New York UCC and other Applicable Law.

Section 2.03. Preservation and Protection of Security; Further Assurances. (a) The Pledgor will:

(i) upon the acquisition after the date hereof by the Pledgor of any Securities, promptly either (1) transfer and deliver to the Secured Party all such Securities and any physical certificates evidencing such Securities (together with endorsements), (2) authorize (and the Pledgor hereby authorizes) the filing of the corresponding UCC-1 financing statements in favor of the Secured Party with respect to the Collateral in such form and in such filing offices as the Pledgor determines appropriate to perfect the liens created by this Agreement in accordance with the New York UCC and other Applicable Law and/or (3) take such other action as necessary or appropriate to create, perfect and establish the priority of the liens granted by this Agreement in such Securities, including any actions to grant possession of the Securities to the Secured Party; and

(ii) give, execute, deliver, file or record any and all other financing statements, notices, contracts, agreements or other instruments, obtain any and all governmental authorizations and take any and all steps that may be necessary or as the Secured Party may reasonably request to create, perfect, establish the priority of, or to preserve the validity, perfection or priority of, the liens granted by this Agreement or to enable the Secured Party to exercise and enforce its rights, remedies, powers and privileges under this Agreement with respect to the Collateral, including, upon the occurrence and continuation of an Event of Default, causing any or all of the Collateral to be transferred of record into the name of the Secured Party’s nominee (and the Secured Party agrees that if any Securities are transferred into the name of its nominee, the Secured Party will thereafter promptly give to the Pledgor copies of any notices and communications received by it with respect to the Securities pledged or charged by the Pledgor).

(b) The Pledgor shall take, or cause to be taken, all actions that are requested by the Secured Party to maintain this Agreement in full force and effect and enforceable in accordance with its terms and to maintain and which are necessary or desirable to preserve the liens created by this Agreement and the first-priority thereof.

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Section 2.04. Attorney-in-fact. Subject to the rights of the Pledgor under Section 2.05, the Pledgor hereby appoints the Secured Party as its attorney-in-fact for the purposes of, upon the occurrence and continuance of an Event of Default, carrying out the provisions of this Agreement and taking any action and executing any instruments that the Secured Party may deem necessary or advisable to accomplish the purposes of this Agreement, to preserve the validity, perfection and priority of the liens granted by this Agreement and to exercise its rights, remedies, powers and privileges under this Agreement. This appointment as attorney-in-fact is irrevocable and coupled with an interest. Without limiting the generality of the foregoing, the Secured Party shall be entitled under this Agreement, upon the occurrence and during the continuation of any Event of Default, (i) to ask, demand, collect, sue for, recover, compound, receive and give receipt and discharge for amounts due and to become due under and in respect of all or any part of the Collateral; (ii) to receive, endorse and collect any drafts, instruments, documents and chattel paper in connection with clause (i) above; (iii) to file any claims or take any action or proceeding that the Secured Party may deem necessary or advisable for the collection of all or any part of the Collateral; and (iv) to execute, in connection with any sale or disposition of the Collateral under Section 5.01 and Section 5.02 any endorsements, assignments, bills of sale or other instruments of conveyance or transfer with respect to all or any part of the Collateral.

Section 2.05. Special Provisions Relating to the Collateral.

(a) So long as no Event of Default has occurred and is continuing, and subject to the provisions of Section 2.07, the Pledgor shall have the right to exercise all voting and decision-making, consensual and other powers of ownership pertaining to the Collateral for all purposes. Subject to the provisions of Section 2.07, the Secured Party will, at the Pledgor’s expense, execute and deliver to the Pledgor or cause to be executed and delivered to the Pledgor all such proxies, powers of attorney, profits or distributions and other orders and other instruments, without recourse, as the Pledgor may reasonably request for the purpose of enabling the Pledgor to exercise the rights and powers that it is entitled to exercise pursuant to this Section 2.05(a).

(b) So long as no Event of Default has occurred and is continuing, the Pledgor shall be entitled to receive, retain, and utilize for any purpose any Distributions.

(c) Upon the occurrence and continuance of an Event of Default, and whether or not the Secured Party seeks or pursues any right, remedy, power or privilege available to it under Applicable Law, this Agreement or any other Transaction Document, all Distributions shall be paid directly to the Secured Party or deposited as Collateral in a deposit account subject to a first priority lien in favor of the Secured Party in which case such funds shall not be removed from such account by the Pledgor except with the written consent or instruction of the Secured Party.

(d) Upon the occurrence and continuance of an Event of Default, the Secured Party shall be entitled to vote the Securities representing the Pledged Shares in the manner and within the time frames indicated in such instruction or direction and otherwise to act with respect to the Collateral as outright owner thereof.

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(e) The Pledgor recognizes that, by reason of certain prohibitions contained in the Securities Act and applicable state securities laws, the Secured Party may be compelled, with respect to any sale of all or any part of the Securities of the Collateral, to limit purchasers to those who will agree, among other things, to acquire the Securities of the Collateral for their own account, for investment and not with a view to the distribution or resale thereof. The Pledgor acknowledges that any such private sales may be at prices and on terms less favorable to the Secured Party than those obtainable through a public sale without such restrictions; provided that any such private sale shall be conducted in a commercially reasonable manner. Notwithstanding anything in this Section 2.05(e) to the contrary, the Secured Party shall have no obligation to engage in public sales and no obligation to delay the sale of any Collateral for the period of time necessary to permit the Pledgor to register any Securities of the Collateral for public sale. The Pledgor agrees that private sales made under the foregoing circumstances shall be deemed to have been made in a commercially reasonable manner.

(f) All Distributions that are received by the Pledgor contrary to the provisions of this Section 2.05 shall be received and held in trust for the benefit of the Secured Party, shall be segregated by the Pledgor from other funds of the Pledgor and shall be forthwith paid over to the Secured Party in the same form as so received.

Section 2.06. Proxies. The Pledgor hereby grants to the Secured Party an irrevocable proxy to vote the Securities with respect to any matters relating to the bankruptcy, insolvency, reorganization or other similar proceeding of Selina RY or, in the event of any consolidation or merger in which Selina RY is not the surviving entity, the successor entity (if such successor entity is not Selina RY itself), as applicable, which proxy shall be irrevocable and coupled with an interest, shall be effective automatically and without the necessity of any action by any other Person upon the occurrence and during the continuance of an Event of Default, and shall continue until the earlier to occur of the waiver of the applicable Event(s) of Default and the termination of this Agreement in accordance with Section 2.07 below. The Pledgor shall take all actions necessary to confirm and support such irrevocable proxy and shall not by action or omission controvert such irrevocable proxy or any actions taken thereunder by the Secured Party. At the request of the Secured Party, the Pledgor shall deliver to the Secured Party such further evidence of such irrevocable proxy as the Secured Party may reasonably require.

Section 2.07. Termination. Upon the Termination Date, this Agreement and the security interest granted hereby shall automatically terminate and the Secured Party, at the expense of the Pledgor and at the request of the Pledgor, will as soon as practicable execute and deliver to the Pledgor a proper instrument or instruments (including termination statements on form UCC-3) prepared by the Pledgor acknowledging the satisfaction and termination of this Agreement, and will duly assign, transfer and deliver to Pledgor (without recourse and without any representation or warranty) such of the Collateral as may be in the possession of the Secured Party and as has not theretofore been sold or otherwise applied or released pursuant to this Agreement.

Section 2.08. Class B Stock. The Secured Party hereby agrees and acknowledges with the Pledgor that Selina RY may, from time to time after the date hereof, issue up to, in total, 15,000 shares of Class B common stock in Selina RY (“Class B Stock”) in connection with an employee stock option plan. The Secured Party further acknowledges and agrees that, so long as the Pledgor has no right, title or interest in any such Class B Stock, such Class B Stock shall not, in whole or in part, constitute Pledged Shares, Securities or Collateral for the purposes of the liens created pursuant to this Agreement or for any other purpose.

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ARTICLE III

REPRESENTATIONS

Section 3.01. Pledgor Representations. The Pledgor hereby represents and warrants to the Secured Party, on the date hereof that:

(a) it has been duly formed and has full power and authority, and all governmental licenses, authorizations, consents and approvals, to execute and deliver this Agreement and to consummate and perform its obligations hereunder;

(b) the execution and delivery by it of this Agreement, and its performance hereunder: (i) requires no additional action by or in respect of, or filing with, any governmental authority (other than filings authorized or required to be made under this Agreement), (ii) will not contravene any Applicable Law, its organizational documents or the organizational documents of Selina RY, and (iii) will not contravene or constitute a default under any contractual obligation, judgment, injunction, order or decree binding upon it or its Property;

(c) this Agreement has been duly executed and delivered by it and constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect affecting the enforcement of creditors’ rights in general and except as such enforceability may be limited by general principles of equity (whether considered in a suit at law or in equity);

(d) the choice of the laws of the State of New York as the governing law of this Agreement is a valid choice of law under Applicable Law;

(e) it has the power to submit to and, pursuant to Section 6.13, has legally, validly, effectively and irrevocably submitted to the jurisdiction of the courts in New York set forth therein in any suit, action or proceeding brought in connection with this Agreement against it, and has validly and irrevocably waived any objection to the laying of the venue of any such suit, action or proceeding brought in any such courts;

(f) Annex I correctly sets forth the percentage of the issued and outstanding shares owned by it in Selina RY;

(g) all Pledged Shares have been duly and validly issued and are fully paid and non-assessable;

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(h) it has not taken, or knowingly permitted to be taken, any action that would terminate, or discharge or prejudice the validity or effectiveness of, this Agreement or its organizational documents, or the validity, effectiveness or priority of the liens over the Collateral created hereby;

(i) it owns 100% of the Class A Common Stock in Selina RY, and before giving effect to the grant and pledge contemplated under this Agreement, it has good, marketable and valid title to the Pledged Shares, free and clear of any liens;

(j) upon the delivery of any certificated securities representing the Pledged Shares and the effective filing of the UCC-1 financing statement in the appropriate filing office in the State of Delaware, United States of America, the security interest in favor of the Secured Party will constitute a valid and perfected first-priority security interest and charge in the Collateral securing the prompt and complete payment of the Secured Obligations; and

(k) the Pledged Shares of Selina RY is a “certificated security” within the meaning of Section 8-102(a) of the New York UCC.

ARTICLE IV

COVENANTS

Section 4.01. Affirmative Covenants. For as long as any Secured Obligations remain outstanding, the Pledgor covenants to the Secured Party that:

(a) promptly upon any change in any information set forth in Annex I, the Pledgor shall deliver to the Secured Party an updated Annex I setting forth the complete and correct information required therein;

(b) upon a responsible officer of the Pledgor obtaining knowledge that this Agreement or the security interests thereunder is or has become Impaired, the Pledgor shall promptly (i) make all filings, (ii) pursue all remedies and appeals which the Pledgor determines, in good faith, to be necessary or desirable and (iii) take such other lawful action, in each case, as shall be necessary or, in the good faith opinion of the Pledgor, desirable to (A) prevent such Impairment from becoming final and non-appealable or otherwise irrevocable, (B) postpone the effectiveness of such Impairment, and (C) cause such Impairment to be revoked or amended or modified or cured so as to eliminate the reasonable possibility of such Impairment;

(c) the Pledgor shall timely file any and all of such agreements, documents, instruments and writings, including any new UCC-1 financing statement or UCC-3 amendment, renewal or extension to reflect the pledge, charge and security interest in the Pledged Shares of Selina RY under Section 2.01 on and after the date when such pledge, charge and security interest becomes effective as provided in Section 2.01;

(d) it will do or cause to be done all things necessary to maintain its legal existence separate from that of Selina RY; and

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(e) it will promptly provide the Secured Party notice of any lien asserted or claim made against any of the Collateral of which an attorney-in-fact, officer or director obtains knowledge.

Section 4.02. Negative Covenants. For as long as any Secured Obligations remain outstanding, the Pledgor covenants to the Secured Party that it shall not:

(a) create or suffer to exist any liens on the Collateral, other than the liens created or required under this Agreement;

(b) sell, assign, lease, transfer or otherwise dispose of the Collateral, except as expressly permitted by the Transaction Documents;

(c) (i) take, or knowingly permit to be taken, any action that would terminate, or discharge or (ii) prejudice the validity or effectiveness of this Agreement or the validity, effectiveness or priority of the liens created hereby; and

(d) take any action that would adversely and negatively Impair the rights and interests of the Secured Party (or its successors or assigns) in the Collateral or under this Agreement. For the avoidance of doubt, disposition of the Collateral as permitted under the Transaction Documents shall not be considered an Impairment.

ARTICLE V

REMEDIES

Section 5.01. Remedies Generally. Upon the occurrence and continuance of an Event of Default, the Secured Party may, exercise, in addition to all other rights and remedies granted in this Agreement, all rights and remedies of a secured party under the New York UCC or under Applicable Law in effect at such time in all relevant jurisdictions and all other rights and remedies available at law or in equity.

Section 5.02. Sale of Collateral.

(a) Without limiting the generality of Section 5.01, if an Event of Default shall have occurred and be continuing, the Secured Party may (without notice, except as specified below) sell the Collateral or any part thereof in one or more parcels at public or private sale or at any of its offices or elsewhere, for cash, and at such price or prices and upon such other terms as the Secured Party may deem commercially reasonable, irrespective of the impact of any such sales on the market price of the Collateral at any such sale. Each purchaser at any such sale shall hold the Property sold absolutely, free and clear from any claim or right on the part of the Pledgor, and the Pledgor hereby waives (to the extent permitted by Applicable Law) all rights of redemption, stay and/or appraisal which it now has or may at any time in the future have under any Applicable Law now existing or hereafter enacted. The Pledgor agrees that, to the extent notice of sale shall be required by Applicable Law, at least ten (10) days’ written notice to the Pledgor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Secured Party shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. The Secured Party may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. Assuming that such sales are made in compliance with federal and state securities laws, the Secured Party shall incur no liability, financial or otherwise, as a result of the sale of the Collateral, or any part thereof, at any public or private sale. The Pledgor hereby waives any and all claims against the Secured Party arising by reason of the fact that the price at which any Collateral may have been sold at such a private sale was less than the price which might have been obtained at a public sale.

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Section 5.03. Application of Proceeds. Except as otherwise expressly provided in this Agreement, any proceeds shall be applied by the Secured Party to satisfy the Secured Obligations, and any remaining amounts after satisfaction of all Secured Obligations shall be paid by to the Pledgor.

Section 5.04. Expenses. The Pledgor shall pay to the Secured Party all reasonable and documented out-of-pocket costs and expenses, including the fees and expenses of one local legal counsel, and any transfer taxes or fees (including taxes or fees in connection with the recording or filing of instruments and documents in public offices, payment or discharge of any taxes or any lien upon or in respect of the Collateral) (collectively, “Expenses”), in each case payable (a) in connection with the creation, perfection or protection of the Secured Party’s lien on and security interest in, the Collateral, or (b) upon sale of the Collateral, which expenses or taxes the Secured Party may incur in connection with (x) the custody or preservation of, or the sale of, collection from or other realization upon, any of the Collateral pursuant to the exercise or enforcement of any of the rights of the Secured Party hereunder or (y) the failure by the Pledgor to perform or observe any of the provisions hereof. Any amount payable by the Pledgor pursuant to this Section 5.04 shall be payable on demand and shall constitute Secured Obligations secured hereby.

As used in this Agreement, “proceeds” of Collateral shall mean all cash, securities, membership interests and other Properties realized in respect of, and distributions in kind on, the Collateral, including any Properties received under any bankruptcy, reorganization or other similar proceeding as to the Pledgor or any issuer of, or account debtor or other obligor on, any of the Collateral and all other “proceeds” as defined in Section 9-102(a)(64) of the New York UCC.

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ARTICLE VI

MISCELLANEOUS

Section 6.01. Notices. All notices, requests and other communications provided for in this Agreement shall be delivered to the address below:

(a) if to the Pledgor, at:

c/o Selina Hospitality PLC
27 Old Gloucester Street
London WC1N 3AX
England
Attention: Chief Legal Officer
E-mail: companysecretary@selina.com

With a copy to (which shall not constitute notice to the Pledgor):

Greenberg Traurig, LLP
The Shard, Level 8
32 London Bridge Street
London SE1 9SG
Attention: Dorothee Fischer-Appelt
E-mail: dorothee.fischer-appelt@gtlaw.com

(b) if to the Secured Party, at:

KOUSHOS KORFIOTIS PAPACHARALAMBOUS LLC 20 Costis Palamas str., ‘Aspelia’ Court, 1096 Nicosia, Cyprus P.O. Box 21020, 1500 Nicosia, Cyprus
Attention: KKLAW Managers Limited (as directors of Ludmilio Limited)
E-mail: samweinroth1@gmail.com; cleocros@kkplaw.com

With a copy to (which shall not constitute notice to the Pledgor):

Goodwin Procter (UK) LLP 100 Cheapside London EC2V 6DY
Attention: Richard Hughes and Geoff O’Dea
Email: RHughes@goodwinlaw.com; GODea@goodwinlaw.com

or at such other address or addressed to such other individual as shall have been furnished in writing by any Person described above to the party required to give notice receipt.

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Section 6.02. Continuing Security Interest; Additional Notes. This Agreement shall create a continuing security interest in the Collateral until the Termination Date and release thereof pursuant to Section 2.07 or Section 6.03, as applicable. The Pledgor agrees that, if that from time to time the Lender subscribes to purchase other notes under additional subscription agreements (or indentures or analogous agreements) from the Company or any of its subsidiaries and the Company or any of its subsidiaries agrees to issue such notes, Lender may (acting itself or through the Secured Party) designate such notes “Additional Notes” by submitting a designation in writing to that effect to Pledgor at or after the issuance of such notes (thereafter, “Additional Notes” and the subscription agreement (or indenture or analogous agreement) under which such notes are issued, an “Additional Subscription Agreement”. On and after the date of such notice, the Additional Notes shall constitute Notes for all purposes hereunder and the holders of such notes shall have all rights of secured parties hereunder and the full benefit of all grants of collateral hereunder and hereby (and upon such designation, the Pledgor hereby re-makes all grants of Collateral hereunder in favor of the collateral agent, holders or other analogous roles under the Additional Notes. The Pledgors shall take all actions the Lender reasonably deems necessary to evidence and re-make such grant.

Section 6.03. Release. Upon the Termination Date, the security interest granted hereby with respect to such Collateral shall be automatically released and the Secured Party, immediately upon demand and at the expense of the Pledgor (including fees of counsel), shall execute and deliver all such documentation necessary to release the security interest created pursuant to this Agreement.

Section 6.04. Reinstatement. This Agreement and the liens created hereunder shall automatically be reinstated if and to the extent that for any reason any payment by or on behalf of the Pledgor in respect of the Secured Obligations is rescinded or restored, whether as a result of any proceedings in bankruptcy or reorganization or otherwise, and the Pledgor shall indemnify the Secured Party upon demand for all Expenses incurred by the Secured Party in connection with such rescission or restoration.

Section 6.05. Independent Security. The security provided for in this Agreement shall be in addition to and shall be independent of every other security which the Secured Party may at any time hold for any of the Secured Obligations hereby secured. The execution of any amendment to the Transaction Documents or any other document defined as a “Transaction Document” by the parties, shall not be a cause for extinguishing, invalidating, impairing or modifying the effectiveness and validity of the security interest granted hereby.

Section 6.06. Amendments. No waiver, amendment, modification or termination of any provision of this Agreement, or consent to any departure by the Pledgor from the terms of this Agreement, shall in any event be effective without the prior written consent of the Secured Party. Any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

Section 6.07. Successors and Assigns. This Agreement shall be binding upon the Pledgor and its successors and assigns and shall inure to the benefit of the Secured Party and its successors and assigns. The Pledgor shall not assign or otherwise transfer any of its rights or obligations under this Agreement without the express written consent of the Secured Party.

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Section 6.08. No Third-Party Beneficiaries. The agreements of the parties hereto are intended to benefit the Secured Party (and its successors and assigns) and no other Person.

Section 6.09. No Waiver, Remedies Cumulative. No failure to act or delay on the part of the Secured Party in exercising any right, power or privilege hereunder and no course of dealing between the Pledgor and the Secured Party shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder or thereunder. The rights and remedies herein expressly provided are cumulative and not exclusive of any rights or remedies which the Secured Party would otherwise have.

Section 6.10. Counterparts. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

Section 6.11. Headings Descriptive. The headings of the several sections and subsections of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.

Section 6.12. Severability. In case any provision contained in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

Section 6.13. Governing Law; Submission to Jurisdiction and Venue, Waiver of Jury Trial.

(a) GOVERNING LAW. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND THIS AGREEMENT AND ALL MATTERS ARISING OUT OF OR RELATING IN ANY WAY WHATSOEVER TO THIS AGREEMENT (WHETHER IN CONTRACT, TORT OR OTHERWISE) SHALL BE GOVERNED BY, THE LAWS OF THE STATE OF NEW YORK. SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW IS EXPRESSLY MADE APPLICABLE TO THIS AGREEMENT.

(b) Submission to Jurisdiction; Waivers. Each of the parties hereto has consented to the exclusive jurisdiction of any court of the State of New York or any United States federal court sitting in the County of New York, New York City, New York, United States, and any appellate court from any thereof, and has waived any immunity from the jurisdiction of such courts over any suit, action or proceeding that may be brought in connection with this Agreement. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court, any claim that any such proceeding brought in such a court has been brought in an inconvenient forum and any right of objection based on place of residence or domicile.

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(c) WAIVER OF JURY TRIAL. THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND FOR ANY COUNTERCLAIM RELATING THERETO. EACH PARTY ACKNOWLEDGES THAT THE OTHER PARTY HERETO ARE ENTERING INTO THIS AGREEMENT IN RELIANCE UPON SUCH WAIVER.

Section 6.14. Entire Agreement. This Agreement represents the entire agreement of the parties with regard to the subject matter hereof, and the terms of any letters and other documentation entered into between any of the parties hereto prior to the execution of this Agreement shall be replaced by the terms of this Agreement.

Section 6.15. This Agreement Controls. Other than with respect to an Event of Default or other breach under a Note, in the event of any conflict between the terms of a Note and this Agreement, this Agreement shall control.

Section 6.16. Waiver of Defenses. The Pledgor hereby waives, to the extent permitted by applicable law any defense based upon or arising out of any defense (other than the indefeasible payment in full of the Secured Obligations) which the Pledgor may have to the payment or performance of any part of the Secured Obligations.

Section 6.17. Subrogation, Etc. Notwithstanding any payment or payments made by the Pledgor or the exercise by the Secured Party of any of the remedies provided under this Agreement or any other Transaction Document, until the Secured Obligations have been indefeasibly paid in full in cash or cash equivalents, the Pledgor shall have no claim (as defined in Section 101(5) of the Bankruptcy Code, 11 U.S.C. § 101(5)) of subrogation to any of the rights of the Secured Party against the Collateral, nor shall the Pledgor have any claims (as defined in Section 101(5) of the Bankruptcy Code, 11 U.S.C. § 101(5)) for reimbursement, indemnity, exoneration or contribution from any Person in respect of payments made by the Pledgor hereunder. Notwithstanding the foregoing, if any amount shall be paid to the Pledgor on account of such subrogation, reimbursement, indemnity, exoneration or contribution rights at any time, such amount shall be held by the Pledgor in trust for the Secured Party segregated from other funds of the Pledgor, and, upon the existence and continuance of an Event of Default, shall be turned over to the Secured Party in the exact form received by the Pledgor (duly endorsed by the Pledgor to the Secured Party if required) to be applied against the Secured Obligations pursuant to the Transaction Documents.

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IN WITNESS WHEREOF, the parties hereto have caused this Pledge Agreement to be duly executed and delivered by their officers thereunto duly authorized as of the date first above written.

SELINA OPERATIONS US CORP., as Pledgor

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	CEO

LUDMILIO LIMITED, as Secured Party

By:	/s/ SAM WEINROTH
Name:	Sam Weinroth
Title:	Director

ANNEX I

PLEDGED SHARES

Company	Certificate Nos.	Registered Owner	Percentage of Pledgor Shares Owned

Selina RY Holding, Inc.	CA-1	Selina Operations US Corp.	100.0% of the Class A Common Stock